    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 24, 1998

                                                     REGISTRATION NO.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                                TCI MUSIC, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                      DELAWARE                                              84-1380293
            (State or other jurisdiction                                 (I.R.S. Employer
          of incorporation or organization)                             Identification No.)

                             67 IRVING PLACE NORTH
                                   4TH FLOOR
                            NEW YORK, NEW YORK 10003
                                 (212) 387-7700
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                             ---------------------

               STEPHEN M. BRETT, ESQ.                                       Copies to:
            C/O TELE-COMMUNICATIONS, INC.                             LESLIE A. NICHOLS, ESQ.
                  TERRACE TOWER II                                    SHERMAN & HOWARD L.L.C.
                  5619 DTC PARKWAY                              633 SEVENTEENTH STREET, SUITE 3000
              ENGLEWOOD, COLORADO 80111                               DENVER, COLORADO 80202
                   (303) 267-5500                                         (303) 297-2900

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this Registration Statement as determined by the Selling Stockholders.
                             ---------------------
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.
[ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------
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TITLE OF EACH CLASS                                   PROPOSED MAXIMUM       PROPOSED MAXIMUM
OF SECURITIES                    AMOUNT TO BE          OFFERING PRICE       AGGREGATE OFFERING        AMOUNT OF
TO BE REGISTERED                  REGISTERED            PER SHARE(1)              PRICE           REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------
Series A Common Stock, $.01
  par value................    3,193,125 Shares            $6.25              $19,957,031.25          $5,887.32
--------------------------------------------------------------------------------------------------------------------
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

(1) Estimated solely for purposes of determining the registration fee in accordance with Rule 457(c); based upon the last trading price of the Registrant's Series A Common Stock, as quoted on the Nasdaq SmallCap Market on August 20, 1998.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
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--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 24, 1998

PROSPECTUS

                                3,193,125 SHARES

                                TCI MUSIC, INC.
                             SERIES A COMMON STOCK

                                ($.01 PAR VALUE)
                             ---------------------
     This Prospectus relates to 3,193,125 shares (the "Shares") of Series A Common Stock, $.01 par value per share ("Common Stock"), of TCI Music, Inc. (the "Company"), to be offered and sold from time to time by certain stockholders (the "Selling Stockholders") referred to in this Prospectus. The Company has been advised that the Shares may be sold by the Selling Stockholders directly or through agents designated from time to time or to or through broker-dealers designated from time to time. The distribution of the Shares may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices determined on a negotiated or competitive bid basis. The Shares may be sold through a broker-dealer acting as agent or broker for the Selling Stockholders, or to a broker-dealer acting as principal. In the latter case, the broker-dealer may then resell such Shares to the public at varying prices to be determined by such broker-dealer at the time of resale. The aggregate proceeds to the Selling Stockholders from the sale of the Shares so offered will be the purchase price of the Shares sold less the aggregate commissions, discounts and other compensation, if any, paid to broker-dealers and other expenses of the offering and sale of the Shares. See "Plan of Distribution." The Company knows of no selling arrangement between any broker-dealer and the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the Shares but will bear certain of the expenses thereof. See "Plan of Distribution."

     On August 20, 1998, the last trading price of one share of Common Stock as quoted on the Nasdaq SmallCap Market was $6.25 per share.

     The Selling Stockholders and any broker-dealers that participate with the Selling Stockholders in the distribution of any of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, and any discount or commission received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under such Act. See "Plan of Distribution."
                             ---------------------

     THE SECURITIES OFFERED BY THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS," PAGE 4.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                                           , 1998

                             AVAILABLE INFORMATION

     The Company has filed a registration statement on Form S-3 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the Shares. This Prospectus does not include all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Securities and Exchange Commission (the "Commission"). The Registration Statement, including any amendments, schedules and exhibits filed or incorporated by reference as a part thereof, is available for inspection and copying as set forth below. Statements contained in this Prospectus or in any document incorporated herein by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Information, as of particular dates, concerning directors and officers, their remuneration, options granted to them, the principal holders of securities of the Company and any material interest of such persons in transactions with the Company is disclosed in proxy statements distributed to stockholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission: Midwest Regional Office, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511; and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048, and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov. Certain shares of Common Stock are quoted on the Nasdaq SmallCap Market, and such reports, proxy statements and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, Washington D.C. 20006.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES COVERED BY THIS PROSPECTUS IN ANY JURISDICTION WHERE, OR TO OR FROM ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. ALL INFORMATION WITH RESPECT TO THE COMPANY HEREIN HAS BEEN PROVIDED BY THE COMPANY AND ALL INFORMATION HEREIN WITH RESPECT TO EACH SELLING STOCKHOLDER HAS BEEN PROVIDED BY SUCH SELLING STOCKHOLDER.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended by Form 10-K/A (Amendment No. 1);

          2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998;

          3. Description of Series A Common Stock of the Company set forth in a Registration Statement on Form 8-B filed by the Company with the Commission on July 9, 1997 (File No. 000-22815).

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares described in this Prospectus shall be deemed to be incorporated in and made a part of this Prospectus by reference from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     All information appearing in this Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or telephone requests should be directed to TCI Music, Inc., 8101 East Prentice Avenue, Suite 500, Englewood, Colorado 80111, Attention: Ms. Vivian Carr, (303) 721-5400.

     The principal executive offices of the Company are located at 67 Irving Place North, 4th Floor, New York, New York 10003, (212) 387-7700.

                                  THE COMPANY

     The Company was incorporated in January 1997 as a wholly-owned subsidiary of Tele-Communications, Inc. ("TCI") for the purpose of acquiring DMX Inc. ("DMX"). The Company's business consists primarily of the businesses of the three subsidiaries it has acquired since its formation: DMX on July 11, 1997; The Box Worldwide, Inc. ("Box") on December 16, 1997, and Paradigm Music Entertainment Company ("Paradigm") on December 31, 1997. DMX is primarily engaged in programming, distributing and marketing an audio digital music service that provides continuous, commercial-free, CD-quality music programming. Box is primarily engaged in programming, distributing and marketing an interactive music video television programming service to cable television systems, low power television stations and full power broadcast stations. Paradigm operates two music distribution web sites, SonicNet and Addicted to Noise, and an independent record label business, Paradigm Associated Labels. The Company acquired DMX to provide digital audio services to both residential and commercial markets, Box to serve as the platform for music video and Paradigm to provide music-related content to DMX and Box and to position itself to take advantage of developments in music distribution through the Internet. The Company's business for the year ended December 31, 1997 consisted primarily of the business of DMX.

                                  RISK FACTORS

     The securities offered by this Prospectus involve a high degree of risk. Each prospective purchaser of the Shares offered hereby should carefully read the entire Prospectus but should give special consideration to the risk factors described below.

EXERCISE OF RIGHTS; CONTINUED LISTING ON NASDAQ SMALLCAP MARKET

     Certain shares of Common Stock were issued on July 11, 1997 in connection with the merger (the "DMX Merger") of DMX with a wholly-owned subsidiary of the Company. Such shares were issued with associated rights ("Rights") issued by TCI, the parent of Liberty Media Corporation, the controlling stockholder of the Company. Each Right entitled the holder to require TCI to purchase such holder's associated share of Common Stock for $8.00 on or before August 13, 1998. Pursuant to the terms of the Rights, the exercise period for the Rights concluded at 5 p.m. New York City time on August 13, 1998. During the exercise period, 7,602,483 shares of Common Stock (including 2,710,406 shares beneficially owned by Tele-Communications International, Inc., an affiliate of the Company) were submitted (after expiration of the guaranteed delivery period). Prior to August 14, such shares traded together with their associated Rights on the Nasdaq SmallCap Market under the symbol "TUNE."

     The trading market for Common Stock could be adversely affected by the exercise of the Rights. Prior to August 14, 1998, only the shares of Common Stock issued in the DMX Merger that traded with associated Rights were quoted on the Nasdaq SmallCap Market. Because the Rights traded together with the shares of Common Stock as a unit, the market price of one share of Common Stock necessarily included the value, if any, ascribed by the market to its associated Right. The public trading market for Common Stock without associated Rights began on the Nasdaq SmallCap Market under the symbol "TUNE" (the same symbol under which shares of Common Stock with Rights traded prior to August 14, 1998) on August 14, 1998. Given the brief trading history of Common Stock without Rights, no assurances can be made that the market price per share of Common Stock will be maintained at or near the levels achieved when the Common Stock traded with associated Rights or at current levels.

     In order to continue to be listed on the Nasdaq SmallCap Market, the Common Stock must comply with certain maintenance requirements of the Nasdaq SmallCap Market, which require that the Company maintain (i) at least $2 million in net tangible assets, $35 million in market capitalization or $500,000 of net income in the latest fiscal year, (ii) a public float of 500,000 shares valued at $1 million or more, (iii) a minimum bid price of $1.00 per share, (iv) two market makers and (v) at least 300 stockholders. The exercise of Rights had the effect of decreasing the public float, the number of holders of Common Stock and the price of the Common Stock. No assurance can be made that these maintenance requirements will continue to be satisfied.

     The Series A Convertible Preferred Stock of the Company has certain redemption rights and a liquidation preference in the event of a liquidation of the assets of the Company.

INTERNET DEVELOPMENT

     Use of the Internet by consumers is at a very early stage and market acceptance of the Internet as a medium for commerce and advertising is subject to a high level of uncertainty. The rapid growth of global commerce and the exchange of information on the Internet and other online networks is new and evolving, making it difficult to predict whether the Internet will prove to be a viable commercial marketplace. The Company believes that the success of its business conducted through Paradigm may depend on its ability to significantly increase revenues from its music entertainment operations, which may require the development and widespread acceptance of the Internet and online services as a medium for commerce and advertising. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as reliable network backbones, or complementary services, such as high speed modems and security procedures for financial transactions. Consumer concern over Internet security has been, and could continue to be, a barrier to commercial activities requiring consumers to send their credit card information over the Internet. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by sustained growth. In addition, the viability of the Internet may prove uncertain due to delays in the development and adoption of new standards and protocols, the inability to handle increased levels of Internet activity or due to increased government regulation. If use of the Internet does not continue to grow, or if the necessary Internet infrastructure or complementary services are not developed to effectively support growth that may occur, the Company's business, results of operations and financial condition could be materially adversely affected.

LIMITED AND UNPROFITABLE OPERATING HISTORY

     Prior to their respective acquisitions, the Company's subsidiaries had unprofitable histories. Net operating losses of DMX were $22.2 million and $10.7 million for the fiscal years ended September 30, 1996 and 1995, respectively, and $14.4 million for the nine months ended June 30, 1997. Net operating losses of Box were $4.9 million and $1.4 million for the years ended December 31, 1996 and 1995, respectively, and $7.0 million for the period January 1, 1997 through December 16, 1997, the effective date of the Box merger. Net operating losses of Paradigm were $13.9 million and $2.4 million for the years ended 1997 and 1996, and $132,000 for the period November 14, 1995 (the date Paradigm commenced operations) through December 31, 1995. Since the acquisitions, the Company's operating results have fluctuated. The Company had net operating income of $2.3 million for the six months ended December 31, 1997, which includes financial results of DMX and Box from the dates of their respective acquisitions. Net operating losses of the Company were $3.6 million for the three months ended March 31, 1998 and $9.4 million for the six months ended June 30, 1998, the last period for which financial results are available.

RISK OF REDUCED REVENUES AS A RESULT OF LAUNCH OF DIGITAL COMPRESSION TECHNOLOGY

     Cable operators have recently begun to launch a new method of distributing video and other programming using digital compression technology. Digital compression technology digitizes hundreds of television channels, compressing as many as 12 of the current analog video and other programming signals into the space normally occupied by one. Such technology improves picture quality and allows for carriage of significantly more video and other programming product offerings ("Digital Distribution"). Digital Distribution permits subscribers to receive video and music signals through a single standard set-top tuner or "box" without the use of a separate tuner for music, as has historically been the case with the more traditional distribution system by which the DMX service is delivered directly to cable operators by C-band satellite for distribution to residential and commercial cable subscribers ("Tuner Distribution"). Tuner Distribution subscribers to the DMX service pay a separate a la carte fee to their cable operators.

     The launch of and the transition to Digital Distribution may have the effect of materially reducing the Company's revenue from sales of the DMX service to residential subscribers (from cable operators other than affiliates of TCI, which pay DMX an agreed upon amount regardless of distribution method) as a result of the expected change from the a la carte fee structure currently in effect for Tuner Distribution to a fee structure where the DMX service is part of a digital video programming package.

     Tuner Distribution currently utilizes more of the cable spectrum than is currently used to deliver one video channel. Accordingly, some cable operators may determine to eliminate Tuner Distribution of the DMX service in certain markets to recover or maintain channel capacity for Digital Distribution. If any cable operator (other than affiliates of TCI, which will continue to pay DMX a fixed amount regardless of distribution method) terminates Tuner Distribution in any system, all revenues from residential and commercial subscribers receiving Tuner Distribution of the DMX service in such system would terminate, unless such residential subscribers elect to purchase a video and music programming package through Digital Distribution, and Digital Distribution or other distribution means were made available to such commercial subscribers. Accordingly, the Company's revenue derived from distribution of the DMX service from cable operators other than TCI affiliates could be materially adversely affected if Tuner Distribution were terminated by such cable operators. Revenues from such non-TCI cable operators represented approximately 13% of revenues of DMX for the year ended December 31, 1997.

RISK OF INCREASED FEES UNDER CERTAIN LICENSE AGREEMENTS

     DMX and Box license rights to re-record and distribute music from a variety of sources and pay royalties to songwriters and publishers through contracts negotiated with performing rights societies such as the American Society of Composers, Authors and Publishers ("ASCAP"), Broadcast Music, Inc. ("BMI") and SESAC, Inc. ("SESAC"). DMX has separate agreements with ASCAP, BMI and SESAC for residential and commercial distribution, and Box has separate agreements with ASCAP, BMI and various similar international organizations. DMX's agreement with ASCAP for commercial music distribution is currently governed by an agreement that runs through 1999. Its agreement with SESAC for commercial distribution expired in June 1997, and the Company is accruing fees at substantially the same rate as were being accrued under the expired contract as it continues to negotiate the contract renewal. DMX's agreement with BMI dated October 11, 1991 for commercial distribution expired in 1994, and since that time DMX has paid fees on an interim basis pending the determination of a new industry-wide commercial rate with BMI. Negotiations with respect to such rate were conducted from 1994 until June 1997. It is now anticipated that rate court proceedings may be required. The agreement with ASCAP with respect to residential music distribution is governed by an industry-wide agreement dated December 20, 1991. The parties are operating under the terms of an interim agreement pending the resolution of ongoing proceedings in rate court. Although the Company cannot predict the outcome of such proceedings, the rate determination, when made, may require retroactive rate increases. In 1995, DMX entered into a new agreement with BMI for residential distribution that expires in 1999. DMX's agreement with SESAC for residential distribution also expired in June 1997, and the Company is accruing fees at substantially the same rate as were being accrued under the expired contract as it continues to negotiate the contract renewal. Box's agreements with ASCAP and BMI have expired, and Box has continued to pay fees under the terms of such agreements on a month-to-month basis. During the year ended December 31, 1997, the Company's, expenses for ASCAP, BMI and SESAC license fees were approximately $1.9 million in the aggregate. Although the Company has been accruing for potential increases in the BMI commercial and ASCAP residential rates, if the fees to be paid by the Company to these and other licensors increase in excess of current accruals, the Company's results of operations could be materially adversely affected.

INCREASE IN LICENSE FEES FOR DIGITAL PERFORMANCE RIGHTS

     The Digital Performance Right in Sound Recordings Act of 1995 ("1995 Act") establishes the right of owners of the performance rights, such as the performers and record companies, to control digital transmission of sound recordings by means of subscription services. The 1995 Act provides a compulsory license for noninteractive subscription services. An arbitration proceeding before the United States Copyright Office to determine the statutory license royalty rate to be paid under the 1995 Act by DMX (and other digital music residential subscription services) on services transmitted to non-business subscribers commenced August 2, 1996. The royalty rate will be retroactive to February 1996, and accordingly, DMX has been accruing 6.5% of residential subscriber fee revenue as of such date. Effective May 8, 1998, the Librarian of Congress, upon recommendation of the Register of Copyrights, issued an order setting the royalty rate at 6.5%. The Recording Industry Association of America (which proposed a rate of 41.5% in the arbitration) is currently appealing the decision of the Copyright Office in the U.S. Court of Appeals. The results of the appeal could have a material adverse effect on the Company if it is required to pay a higher license royalty rate than the rate at which it has been accruing.

COMPETITION

     The Company's subsidiaries each face significant competition in their respective industries. The television programming business in the United States is highly competitive. DMX and Box compete with other providers of cable television and DBS programming (including competitors who provide programming similar to the services provided by DMX and Box, such as Music Choice, MuchMusic, MTV and VH-1) for subscribers of, relationships with, and channel space on, cable television and DBS systems. DMX also competes in the commercial marketplace through its commercial division, DMX for Business(R), with other programmed business music providers such as Muzak and AEI.

     Paradigm faces competition from other providers of products, services and information available through the Internet and online services. Further, Paradigm relies to a significant extent upon, and competes for, licensing arrangements that allow Paradigm to produce and distribute its products, services and information. In light of the limited operating history of Paradigm's business, no assurances can be given that the Company will be able to successfully compete in these industries.

DEPENDENCE ON VIEWER PARTICIPATION FOR BOX REVENUE; RISK OF FAILURE TO EXPAND DISTRIBUTION OF BOX PROGRAMMING

     Unlike other providers of video music programming, Box pays certain cable operators a fee for carriage of the Box service. The Box service is interactive, allowing viewers to select music videos to be aired on the Box service for a fee, transacted by means of 900-number telephone service or on a prepaid basis via toll-free telephone service. The fees paid to cable operators are generally a percentage of revenues (received from viewers), with a guaranteed minimum monthly fee. In other cases, Box pays cable operators up-front "launch fees" for carriage of the Box service. Unless viewer and advertising revenue exceeds such fees, the Company will lose money from operation of the Box service, which could have a material adverse effect on the Company.

     Box has arrangements with record companies pursuant to which Box has obtained the right to air music videos in the United States produced by such record companies at no cost to the Company. In the future, there can be no assurance that music videos will be available for use on the Box service at no cost or on terms deemed satisfactory to the Company.

     In the past, objections have been raised with respect to the sexual and/or violent content of certain music videos aired on the Box service. In response to such objections Box eliminated videos with objectionable content from its viewer selections, and net viewer revenues have been adversely affected due to the apparent popularity of such videos with viewers. If Box is unable to balance viewer demands and cable operators' content concerns, the Company may lose carriage of the Box service on cable systems and may lose viewer revenue, either of which could have a material adverse effect on the Company.

     Approximately 16 percent of domestic subscribers of the Box service are carried by cable operators that have not entered into written affiliation agreements with Box. Further, certain of the written affiliation agreements allow either party to cancel the agreement on 90 days' prior written notice. If cable operators cancel carriage of the Box service, the Company could be materially adversely affected.

     The losses from Box operations are primarily attributable to the increased expenses associated with its efforts to expand the distribution of its music video programming both domestically and internationally. The Company expects to continue to incur losses through 1998 with respect to the business of Box due to the costs necessary to expand the distribution of its programming. If the Company is unable to successfully expand the distribution of Box programming and increase viewer and advertising revenues in excess of increased operating expenses, there could be a material adverse effect on the Company.

DEPENDENCE ON SATELLITE DELIVERY CAPABILITIES

     There are a limited number of satellites with orbital positions suitable for transmission of the Company's signals for the DMX and Box services and a limited number of available transponders on those satellites. Satellite transponders receive signals, translate signal frequencies and transmit signals to receiving satellite dish antennas. The Company subleases transponder capacity from National Digital Television Center, Inc., a subsidiary of TCI ("NDTC"), which also provides facilities for uplink transmission of the Company's signals to the transponders. NDTC in turn leases the satellite transponder capacity on the satellite known as Loral Telstar 4, formerly known as AT&T Telstar 402R, from AT&T Skynet in connection with the transmission of DMX's signals and the Hughes satellite known as Galaxy 7 (Transponder 13) in connection with the transmission of Box's signals. The term of DMX's transponder sublease with NDTC for the Loral Telstar 4 runs through February 2000. Box is in the process of negotiating a long-term sublease with NDTC through its Headend-in-the-Sky ("HITS") transponders. If sustained interruption of the Company's signals due to transponder failure or satellite unavailability, failure or loss, were to occur or if NDTC were unable to provide transponder services to the Company for one or more of its services, the Company would have to seek alternative transponder or satellite facilities. Such alternative facilities may not be available on a timely or cost-effective basis and may require the expense of repositioning each DBS subscriber's satellite dish in order to receive signals from another satellite. Any one or more of these events could require the Company to incur additional expenditures and could degrade the Company's ability to serve its customer base and have a material adverse effect on the Company's financial condition and results of operations. If the Company is required to enter into new transponder lease agreements, no assurance can be given that it will be able to do so on terms as favorable as those in its current agreements with NDTC.

CONFLICTS OF INTEREST; RELATIONSHIP WITH TCI

     Certain members of the Company's management and the Board are also members of the management and board of directors of TCI or Liberty Media Corporation, a wholly-owned subsidiary of TCI engaged in the provision of programming services ("Liberty"). Stephen M. Brett, Vice President, Secretary and General Counsel of the Company, is Executive Vice President, Secretary and General Counsel of TCI. J.C. Sparkman and Donne F. Fisher, directors of the Company, are directors of TCI. Leo J. Hindery, Jr., Chairman of the Board of the Company, is a director, President and Chief Operating Officer of TCI. Robert R. Bennett, a director of the Company, is Executive Vice President of TCI and a director, President and Chief Executive Officer of Liberty. David B. Koff, a director, Vice President, Assistant Secretary of the Company, is Senior Vice President of Liberty. No formal policies or guidelines have been adopted by the Company with respect to board actions that may involve actual or potential conflicts of interest between the Company and TCI or Liberty. The directors of the Company, however, have fiduciary obligations under Delaware law to the Company and all of its stockholders. Mr. Fisher and Mr. Sparkman also have fiduciary obligations, when acting as TCI directors, to TCI and its stockholders. Mr. Bennett also has fiduciary obligations, when acting as a Liberty director, to Liberty and TCI as the sole stockholder of Liberty.

     TCI is principally engaged in the construction, acquisition, ownership and operation of cable television systems and the provision of satellite-delivered video services to various distribution media, principally cable television systems. DMX and Box are primarily engaged in programming, distributing and marketing a digital audio music service and a music video service, respectively. TCI, through certain of its affiliates, sells and provides the DMX and Box services to their cable television subscribers in conjunction with the delivery of video programming. The DMX and Box services are provided pursuant to affiliation agreements between DMX and Box, on the one hand, and certain TCI affiliates, on the other, that provide for such TCI affiliates to pay license fees to DMX and receive fees from Box. Such arrangements may give rise to conflicts between TCI and the Company because of the Company's desire to maximize the fees it receives for its programming and TCI's desire and its affiliates' desire to minimize the fees paid.

     TCI through Liberty is engaged in the provision of video programming services. TCI does not own any material interests in any other entity providing audio or video music services other than the Company and has no current plans or intentions to engage in the direct programming and distribution of audio or video music services in the future other than through the Company. However, TCI and its affiliates have the right to engage in or possess interests in businesses or ventures of any nature or description, without regard to whether any of such businesses or ventures are or may be deemed to be competitive in any way with any of the businesses of the Company; therefore there can be no assurance that TCI or its affiliates will not engage in the provision of competitive audio or video music services in the future.

     Under various other agreements with the Company, TCI provides certain administrative, legal, financial, treasury, accounting, tax and other services to the Company and makes available certain of its employee benefit plans to the Company's employees. In addition, TCI and the Company entered into a number of intercompany agreements covering such matters as the use of services and tax sharing. Pursuant to a services agreement between TCI and the Company, TCI provides to the Company certain administrative and other services. On the effective date of the DMX Merger, the Company became a party to an existing tax sharing agreement, as amended, among TCI and certain of its subsidiaries and as of October 1, 1997, the Company became a party to a second tax sharing agreement among TCI and certain of its subsidiaries. Such agreements provide, among other things, for the allocation among the Company and the other members of the TCI consolidated tax group of tax liabilities attributable to periods after the DMX Merger.

     In connection with the DMX Merger, the Company and TCI entered into a Contribution Agreement dated July 11, 1997, pursuant to which TCI agreed to cause certain of its affiliates to assign and contribute to the Company the right to receive the revenue from sales of the DMX service net of an amount equal to 10% of the revenue from such sales to residential subscribers and net of license fees otherwise payable to DMX for a 10-year period beginning July 1, 1997 and to transfer certain equipment to DMX useful in DMX's business. In consideration of such agreement, in connection with the consummation of the DMX Merger, the Company delivered to TCI, as designee for certain TCI affiliates, 62,500,000 shares of Series B Common Stock and $40,000,000. The Company and TCI entered into the Amended Contribution Agreement effective as of July 1, 1997, which provides, among other things, for TCI to deliver, or cause certain of its subsidiaries to deliver, in lieu of TCI's obligation to cause its affiliates to make contributions to the Company under the Contribution Agreement described above, to the Company payments aggregating $18 million annually (adjusted annually by the CPI for the prior year) for a term of 20 years. Such payments represent (i) revenue of subsidiaries of TCI that is attributable to the distribution and sale of the DMX service to cable subscribers who receive the DMX service via Tuner Distribution (rather than Digital Distribution) (net of an amount equal to 10% of such revenues derived from residential customers and license fees otherwise payable to DMX pursuant to the Affiliation Agreement) and
(ii) compensation to the Company and DMX for certain other rights.

     DMX and Satellite Services, Inc., a wholly-owned subsidiary of TCI ("SSI") entered into the Affiliation Agreement dated as of July 1, 1997 (the "Affiliation Agreement"), pursuant to which DMX granted to SSI and certain affiliates of TCI the non-exclusive right to distribute and subdistribute the DMX service to commercial and residential customers for a 10-year period in exchange for license fees paid by SSI to DMX.

     Under the Affiliation Agreement, the annual fee paid by SSI to DMX will be $8,500,000 for the initial three years, subject to adjustment annually (beginning July 1, 1998) by the percentage change in the CPI for the prior year and for subscribers served by certain divested systems and acquired systems. During the fourth through tenth years of the term of the Affiliation Agreement, the annual fee will be further adjusted on a monthly basis upward or downward, as the case may be, based on the increase or decease in the actual number of subscribers in wholly-owned and operated systems above or below (i) the number of commercial cable accounts in wholly-owned and operated TCI cable systems on July 1, 1997 (for commercial fees) and (ii) the baseline number of two million (for residential fees), to be calculated in accordance with the terms of the Affiliation Agreement and not to exceed a maximum annual reduction of 10%. Such license fees will also be adjusted upward or downward to reflect actual DMX licensing fees payable to ASCAP, BMI, and SESAC.

     The Affiliation Agreement between DMX and SSI dated July 6, 1989 (the "Old Affiliation Agreement") provides for distribution by SSI-affiliated cable systems of the DMX service and the Superaudio service (a basic analog music service provided through a joint venture between DMX and an affiliate of Jones Intercable, Inc.). Although the Affiliation Agreement supersedes the Old Affiliation Agreement with respect to the DMX service, the Old Affiliation Agreement remains in effect through June 30, 1999 with respect to the Superaudio service. SSI and DMX expect to extend the Old Affiliation Agreement with respect to the Superaudio service for an additional five years.

     The terms of the agreements that govern the relationship between the Company and TCI were established by TCI in consultation with the Company's management and are not the result of arm's-length negotiations. Accordingly, although the Company believes that the terms and conditions of these arrangements taken as a whole are reasonable, there can be no assurance that the terms and conditions of these agreements are not more or less favorable to the Company than those that might have been obtained from unaffiliated third parties. In addition, there can be no assurance that comparable services could be obtained from third parties if the Services Agreement were to be terminated. Although the Company believes that its relationship with TCI is excellent, adverse developments or material disputes with TCI could have a material adverse effect on the Company.

DISPARATE VOTING RIGHTS; CONTROL BY TCI

     The 18,481,997 outstanding shares of Common Stock represent approximately 21.4% of, and 2.9% of the voting power related to, the outstanding shares of capital stock of the Company ("Company Stock"), the 62,500,000 outstanding shares of Series B Common Stock of the Company, par value $.01 per share ("Series B Common Stock") represent approximately 72.5% of, and 96.4% of the voting power related to, the outstanding shares of Company Stock and the 1,742,048 shares of Series A Convertible Preferred Stock of the Company, par value $.01 per share ("Preferred Stock"), on an as-converted basis, represent approximately 6.1% of, and 0.8% of the voting power related to, the outstanding shares of Company Stock, in each case assuming conversion of each outstanding share of Preferred Stock into three shares of Common Stock. TCI beneficially owns approximately 63.6% of the outstanding shares of Common Stock, all of the outstanding shares of Series B Common Stock and 4.8% of the outstanding shares of Preferred Stock, which collectively represent approximately 86.4% of the outstanding shares of Company Stock, assuming conversion of the Preferred Stock. Since holders of shares of Common Stock are entitled to one vote per share, holders of shares of Series B Common Stock are entitled to ten votes per share and holders of shares of Preferred Stock are entitled to three votes per share, on each matter presented to a vote of the stockholders, TCI currently controls approximately 98.2% of the voting power of the outstanding shares of Company Stock. Thus, TCI currently has the voting power to control all matters requiring approval of the Company's stockholders voting as a single class, including the election of directors, the adoption of amendments to the Company's Certificate of Incorporation and the approval of mergers and sales of the Company's assets.

COMPUTER SYSTEMS AND SOFTWARE COMPATIBILITY IN THE YEAR 2000

     The Company is in the process of identifying computer systems, software and equipment that may not function correctly in the year 2000. The Company believes that it will be able to identify, assess, remediate and test such systems, software and equipment before any year 2000 associated problems arise; however, the costs of such modification and replacement cannot yet be estimated, and no assurances can be given that such modification and replacement will be completed before any year 2000 associated problems arise or that such costs will not have a material adverse effect on the Company.

DIVIDENDS AND DIVIDEND POLICY

     The Company does not anticipate declaring and paying cash dividends on Common Stock at any time in the foreseeable future. The decision whether to apply legally available funds to the payment of dividends on Common Stock will be made by the board of directors of the Company (the "Board") from time to time in the exercise of its business judgment, taking into account, among other things, the Company's results of operations and financial condition, any then existing or proposed commitments by the Company for the use of available funds, and the Company's obligations with respect to the holders of any then outstanding indebtedness or preferred stock. In addition, the Company may in the future issue debt securities or preferred stock or enter into loan agreements or other agreements that restrict the payment of dividends on, and repurchases of, Common Stock.

POTENTIAL EFFECTS OF CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of Delaware law and the Certificate of Incorporation of the Company (the "Charter") and the Bylaws of the Company (the "Bylaws") may have the effect of making an acquisition of control of the Company more difficult in a transaction that is not approved by the Board. These provisions include the disparate voting rights of the Common Stock and the Series B Common Stock; provisions giving the Board the power to issue up to 5,000,000 shares of preferred stock, and to fix the rights and preferences thereof, without further authorization of the Company's common stockholders; and the requirement of a supermajority vote to approve specified actions. In addition, the Board is divided into three classes, each of which serves for a staggered three-year term, which may make it more difficult for a third party to gain control of the Board. Many of these provisions generally are designed to permit the Company to develop its businesses and foster its long-term growth without the disruption caused by the threat of a takeover not deemed by the Board to be in the best interests of the Company and its stockholders. These provisions may also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company even though such an attempt might be economically beneficial to the Company and its stockholders.

                              SELLING STOCKHOLDERS

     The following table sets forth: (i) the names and position of each Selling Stockholder; (ii) the number of shares of Common Stock owned by them; (iii) the number of shares to be offered by them; and (iv) the number of shares and percentage of class to be owned by them after completion of the Offering. None of the Selling Stockholders has had any position, office or other material relationship within the past three years with the Company or any of its predecessors or affiliates, other than as described below.

                                                                         # OF SHARES TO   % OF CLASS
                                                  # OF     # OF SHARES   BE OWNED UPON       AFTER
                                                 SHARES    OFFERED IN    COMPLETION OF    COMPLETION
                     NAME                         OWNED     OFFERING        OFFERING      OF OFFERING
                     ----                        -------   -----------   --------------   -----------
AADosio Family Limited Partnership.............   30,609      30,609             --            --
Adesida, Ilesanmi & Patience O.................   20,600      20,600             --            --
Adwar, Jeffrey.................................    2,648       2,648             --            --
Anderson, Jerald K.(1).........................  202,809     202,809             --            --
Armstrong, H. Paulsen..........................    5,296       5,296             --            --
Asch, Arthur...................................    2,648       2,648             --            --
Asch, Donald R.................................    1,324       1,324             --            --
Asch, Michael A................................    2,648       2,648             --            --
Ballato, Kenneth & Elena.......................    7,652       7,652             --            --
Barsalona, Frank(2)............................   15,304      15,304             --            --
Battistoni, Paul & Susan.......................    7,652       7,652             --            --
Bell, Marc H...................................    5,296       5,296             --            --
Bell, Martin A.................................   95,346      95,346             --            --
Berk, Ronald J.................................    5,296       5,296             --            --
D.H. Blair Investment Banking..................   25,484      25,484             --            --
Bloch, Steven..................................    2,648       2,648             --            --
Braband, Baxter J..............................   15,304      15,304             --            --
Brown, Alan E..................................   15,304      15,304             --            --
Brownrout, Dean(1).............................   27,546      27,546             --            --
Bucchignano, John & Sharon.....................    1,324       1,324             --            --
Butterworth, Nicholas(1).......................   15,304      15,304             --            --
Buziak, Robert(3)..............................   21,425      21,425             --            --
Calipa, Chris..................................      538         538             --            --
Chana Sasha Foundation.........................   15,304      15,304             --            --
Childs, Julian B...............................   16,628      16,628             --            --
Ciabattoni, Tony...............................    5,296       5,296             --            --
Curtis, Lee R..................................   10,300      10,300             --            --
D'Ascoli, Anthony..............................   15,304      15,304             --            --
Davidson, Mitchell.............................    3,826       3,826             --            --
Tom N. Davidson Living Trust...................   30,609      30,609             --            --
Davis, J. Morton...............................   11,712      11,712             --            --
Dawes, Steven A................................   25,897      25,897             --            --
DeCecchis, Leonard.............................    2,648       2,648             --            --
del Aguila, Carol..............................    1,722       1,722             --            --
Demars, Gerald V.(1)...........................   40,572      40,572             --            --
DeYoung, Benjamin S............................    1,324       1,324             --            --
Dosio, Achilles A..............................   21,187      21,187             --            --
Drucker, Milton, I.............................    2,648       2,648             --            --
Dweck, Isaac R.................................    2,648       2,648             --            --

                                                                         # OF SHARES TO   % OF CLASS
                                                  # OF     # OF SHARES   BE OWNED UPON       AFTER
                                                 SHARES    OFFERED IN    COMPLETION OF    COMPLETION
                     NAME                         OWNED     OFFERING        OFFERING      OF OFFERING
                     ----                        -------   -----------   --------------   -----------
Elias, Jonathan & Irene........................   20,600      20,600             --            --
Emig, Glenn E..................................   10,300      10,300             --            --
Falcigno, Louis A.(4)..........................  286,191     286,191             --            --
Falcone, Arthur J..............................    5,296       5,296             --            --
Falcone, Edward W. ............................    5,296       5,296             --            --
Farber, Leonard R. ............................    5,296       5,296             --            --
Farley, Donald F...............................    1,324       1,324             --            --
Finger, Keith A................................    6,474       6,474             --            --
Fortin, Denis..................................   20,600      20,600             --            --
Frank, Brian L.................................   56,779      56,779             --            --
Fried, David R.................................    2,648       2,648             --            --
Friedensohn, David(5)..........................    6,121       6,121             --            --
Gebhardt, Carl F...............................   20,756      20,756             --            --
Gershenov, Doris...............................    7,652       7,652             --            --
Gershenov, Joseph & Lena.......................   15,304      15,304             --            --
Gindi, Isaac...................................    2,648       2,648             --            --
Gindi, Raymond.................................    2,648       2,648             --            --
Goekjian, Samuel V.............................    2,648       2,648             --            --
Goldberg, Michael(1)...........................   42,851      42,851             --            --
Golden, Alan J.................................    5,296       5,296             --            --
Goldenberg, Harry A............................    5,296       5,296             --            --
Goldfarb, Andrew...............................    1,324       1,324             --            --
Gorlin, Steve..................................    9,182       9,182             --            --
Grant, Richard.................................    7,652       7,652             --            --
Gresham, Keith A...............................   15,304      15,304             --            --
Grinbaum, Joe..................................    7,652       7,652             --            --
Grodnick, Scott(1)(6)..........................   55,605      55,605             --            --
Grover, Carl W.................................   20,600      20,600             --            --
Guthrie, Christopher K. .......................   15,304      15,304             --            --
Haddad, Hiram..................................    2,648       2,648             --            --
Hernandez, Raymond.............................    9,495       9,495             --            --
Hetherington, W. Joseph........................    7,652       7,652             --            --
Hinkle, Richard G..............................    7,945       7,945             --            --
Charles J. Hoffman, Inc. Pension Plan..........    7,652       7,652             --            --
Charles J. Hoffman, Inc. Profit Sharing
  Trust........................................    7,652       7,652             --            --
Holtzman, Samuel J. and Joseph A...............   10,593      10,593             --            --
Hooper, Robert A. and Kathleen D...............   58,809      58,809             --            --
Hyman, David(1)................................      306         306             --            --
Isely, George R. & Judith A....................   15,304      15,304             --            --
Kalka, Howard..................................    1,324       1,324             --            --
Katz, Aaron....................................      756         756             --            --
Katz, Louis & Irene............................   20,600      20,600             --            --
Katzmann, Kathleen W...........................    2,648       2,648             --            --
Kennell, Gerard J. & Mariann...................    1,324       1,324             --            --
Kornreich, Sharon C............................    5,296       5,296             --            --
Krauss, George.................................   15,304      15,304             --            --
Kunar, Andrew J................................   15,304      15,304             --            --
LaFroscia, Ernest J............................   10,593      10,593             --            --
Lake, Frank G., III............................   66,513      66,513             --            --

                                                                         # OF SHARES TO   % OF CLASS
                                                  # OF     # OF SHARES   BE OWNED UPON       AFTER
                                                 SHARES    OFFERED IN    COMPLETION OF    COMPLETION
                     NAME                         OWNED     OFFERING        OFFERING      OF OFFERING
                     ----                        -------   -----------   --------------   -----------
Landes, Stephen J..............................    7,652       7,652             --            --
Lauer, Ronald D................................   29,404      29,404             --            --
Lauer, Richard A. & Freida.....................   29,404      29,404             --            --
Lederman, Adam.................................    3,237       3,237             --            --
Lenny Corp.....................................    3,826       3,826             --            --
Levine, Lee A..................................    5,296       5,296             --            --
Lichaw, Stephen................................      646         646             --            --
Luini, Jon.....................................    2,754       2,754             --            --
Madorsky, Martin L. & Judith Richard...........   17,952      17,952             --            --
Maines, William R..............................    5,296       5,296             --            --
Manley, Marshall...............................   10,593      10,593             --            --
McPartland, Thomas(7)..........................  459,129      65,657        393,472           2.1
Meyrowitz, David...............................    7,652       7,652             --            --
Meyrowitz, Robert(8)...........................  260,173     260,173             --            --
Meyrowitz, Stacy(5)............................    3,060       3,060             --            --
Misher, Shari..................................    3,061       3,061             --            --
Misiolek, Michael..............................    5,150       5,150             --            --
Molke, Richard H. & Louise G...................    1,324       1,324             --            --
Moore, Michael & Sandra........................    5,296       5,296             --            --
Moriber, M.D., Lloyd A.........................   20,600      20,600             --            --
Nagy, Stephen W. & Louise B....................   33,257      33,257             --            --
Nardoni, Dennis F. & Claire E..................   12,948      12,948             --            --
Nelson, Richard A. & Elaine M..................   28,252      28,252             --            --
Newhouse, James................................    3,826       3,826             --            --
Nodvin, Sondra D...............................    5,296       5,296             --            --
Palogonia, Al..................................   11,351      11,351             --            --
Paterson, Sid..................................    5,296       5,296             --            --
Paul, Bruce H..................................    7,652       7,652             --            --
Perlysky, Laya.................................   21,426      21,426             --            --
Pinke, James R., M.D...........................   20,600      20,600             --            --
Plafsky, Nathan................................    2,648       2,648             --            --
Prodigy Services Corporation...................   76,593      76,593             --            --
Pye, Charles...................................    6,121       6,121             --            --
Rachlin, Robert P..............................    2,648       2,648             --            --
Rattenni, Alfred...............................   20,600      20,600             --            --
Renov, Ruki....................................   68,275      68,275             --            --
Renov, Ruki c/f Ari Renov......................    4,285       4,285             --            --
Renov, Ruki c/f Eli Renov......................    4,285       4,285             --            --
Renov, Ruki c/f Emily Renov....................    4,285       4,285             --            --
Renov, Ruki c/f Toni Renov.....................    4,285       4,285             --            --
Renov, Ruki c/f Tova Renov.....................    4,285       4,285             --            --
Renov, Ruki c/f Yael Renov.....................    4,285       4,285             --            --
Renov, Ruki c/f Yoni Renov.....................    4,285       4,285             --            --
Roberts, Marc..................................   19,775      19,775             --            --
Rosenberg, Norton A............................    7,652       7,652             --            --
Rosenwald, Doni................................    4,285       4,285             --            --
Rosenwald, Joshy...............................    4,285       4,285             --            --
Rosenwald, Rivki...............................   21,426      21,426             --            --
Satlof, Melvin G...............................    7,652       7,652             --            --

                                                                         # OF SHARES TO   % OF CLASS
                                                  # OF     # OF SHARES   BE OWNED UPON       AFTER
                                                 SHARES    OFFERED IN    COMPLETION OF    COMPLETION
                     NAME                         OWNED     OFFERING        OFFERING      OF OFFERING
                     ----                        -------   -----------   --------------   -----------
Segel, Gilbert N.(2) and Joanne R..............   15,304      15,304             --            --
Shapiro, E. Donald.............................    7,652       7,652             --            --
Silpe, Paul & Beverly..........................    9,122       9,122             --            --
Silverman, Phyllis.............................   10,593      10,593             --            --
Solomon, Michael...............................   28,566      28,566             --            --
Sorkin, Harvey.................................    7,945       7,945             --            --
Sorkin, Howard.................................    7,945       7,945             --            --
Sparks, Harold.................................    5,296       5,296             --            --
Staggers, Samuel R.............................   12,948      12,948             --            --
Stahler, Avi...................................    4,285       4,285             --            --
Stahler, Daniel................................    4,285       4,285             --            --
Stahler, David.................................    4,285       4,285             --            --
Stahler, Eli...................................    4,285       4,285             --            --
Stahler, Esther................................   68,275      68,275             --            --
Stahler, Jaime.................................    4,285       4,285             --            --
Stahler, Lisa..................................    4,285       4,285             --            --
Stern, Gershon A...............................    5,296       5,296             --            --
Strauss, Gary..................................    9,182       9,182             --            --
Sunshine Interactive Network, Inc..............   67,027      67,027             --            --
Terry Sports, Inc..............................   81,817      81,817             --            --
Wasserman, Brian A.............................   10,593      10,593             --            --
Weinman, Mike..................................      646         646             --            --
Wiener, Eric...................................      345         345             --            --
Willers, Jean B................................    7,652       7,652             --            --
Williams, William H. & Diane B.................    7,652       7,652             --            --
Wolfson, Aaron.................................   15,304      15,304             --            --
Wolfson, Abraham...............................   15,304      15,304             --            --
Wolfson Descendants 1983 Trust.................   10,593      10,593             --            --
Wolfson Equities...............................  118,607     118,607             --            --
Wolin, David(1)................................   27,547      27,547             --            --
Wood, Kenton...................................    3,061       3,061             --            --
Yasgur, Joseph.................................    7,652       7,652             --            --
Zeff, Kal......................................   15,304      15,304             --            --
Zucker, Robert D...............................   10,300      10,300             --            --

---------------

(1) Current employee of the Company or its subsidiaries
(2) Former director of Paradigm
(3) Strategic and business development consultant to the Company and its subsidiaries
(4) Former Vice President and a director of Paradigm
(5) Former employee of Paradigm
(6) Former Senior Vice President, Chief Financial Officer and director of
    Paradigm
(7) President, Chief Executive Officer and a director of the Company and former President Chief Executive Officer and Chairman of the Board
(8) Former Secretary and a director of Paradigm

                              PLAN OF DISTRIBUTION

     All of the Shares offered hereby are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the Shares.

     The Shares may be sold by the Selling Stockholders directly or through agents designated from time to time or to or through broker-dealers designated from time to time. The distribution of the Shares may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices determined on a negotiated or competitive bid basis. The Shares may be sold through a broker-dealer acting as agent or broker for the Selling Stockholders, or to a broker-dealer acting as principal. In the latter case, the broker-dealer may then resell such Shares to the public at varying prices to be determined by such broker-dealer at the time of resale.

     Any Shares offered hereby which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that rule rather than pursuant to any of the foregoing means of distribution.

     Certain expenses in connection with the distribution of the Shares, including fees and expenses of the Company's counsel and accountants, filing fees and printing expenses, will be borne by the Company. Each Selling Stockholder will bear his or her own legal and accounting expenses, if any, as well as all transfer taxes, discounts, concessions, commissions or other compensation received by broker-dealers.

                                    LEGALITY

     Sherman & Howard L.L.C., 633 Seventeenth Street, Suite 3000, Denver, Colorado 80202, has issued an opinion with respect to the legality of the issuance of the Shares being offered pursuant to this Prospectus. Certain members of Sherman & Howard L.L.C. serve as assistant secretaries of TCI.

                                    EXPERTS

     The consolidated financial statements of TCI Music, Inc. and subsidiaries (a subsidiary of TeleCommunications, Inc.) as of December 31, 1997 and of DMX Inc. (Predecessor) as of June 30, 1997, and for the six months ended December 31, 1997, nine months ended June 30, 1997 and the years ended September 30, 1996 and 1995, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

------------------------------------------------------
------------------------------------------------------

     THIS PROSPECTUS CONTAINS INFORMATION CONCERNING THE COMPANY AND ITS COMMON STOCK, BUT DOES NOT CONTAIN ALL OF THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENT AND THE EXHIBITS RELATING THERETO, WHICH THE COMPANY HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C., UNDER THE SECURITIES ACT OF 1933, AND TO WHICH REFERENCE IS HEREBY MADE.

                             ---------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Available Information.................     2
Incorporation of Certain Documents By
  Reference...........................     2
The Company...........................     3
Risk Factors..........................     4
Selling Stockholders..................    11
Plan of Distribution..................    15
Legality..............................    15
Experts...............................    15

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, OR IN ANY JURISDICTION WHERE SUCH SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Filing Fee..................................................   $ 5,887.32
Legal Fees..................................................    10,000.00*
Accounting Fees.............................................     3,000.00*
Transfer Agent Fees.........................................       500.00*
Printing Fees...............................................     1,000.00*
Mailing and Miscellaneous...................................     1,000.00*
                                                               ----------
          Total.............................................   $21,387.32
                                                               ==========

     All expenses of registration set forth above will be borne by the Company. Expenses marked with an asterisk are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any action, suit, or proceeding (except actions by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, against all expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred in connection with the defense or settlement of an action or suit by or in the right of the corporation if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues, and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that such court shall deem proper.

     Section 102(b)(7) of the DGCL provides, generally, that the certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to the unlawful payment of dividends, stock purchase or redemption), or (iv) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective.

     Article V, Section E of the Certificate of Incorporation of the Company (the "Charter") provides as follows:

     1. Limitation on Liability.

          To the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, a director of the Company shall not be liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this paragraph 1 shall be prospective only and shall not adversely affect any limitation, right or protection of a director of the Company existing at the time of such repeal or modification.

     2. Indemnification.

          a. Right to Indemnification. The Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person. Such right of indemnification shall inure whether or not the claim asserted is based on matters which antedate the adoption of Article V, Section E of the Charter. The Company shall be required to indemnify or make advances to a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the Board of Directors of the Company.

          b. Prepayment of Expenses. The Company shall pay the expenses (including attorneys' fees) incurred in defending any proceeding in advance of its final disposition, provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under this paragraph or otherwise.

          c. Claims. If a claim for indemnification or payment of expenses under this paragraph is not paid in full within 60 days after a written claim therefor has been received by the Company, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Company shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

          d. Non-Exclusivity of Rights. The rights conferred on any person by this paragraph shall not be exclusive of any other rights which such person may or hereafter acquire under any statute, provision of the Charter, the Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

          e. Other Indemnification. The Company's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit entity.

          Article II, Section 2.9 of the Bylaws of the Company also contains an indemnity provision, requiring the Company to indemnify members of the Board of Directors and officers of the Company and their respective heirs, personal representatives and successors in interest for or on account of any action performed on behalf of the Company, to the fullest extent provided by the laws of the State of Delaware and the Charter.

          The Company may purchase liability insurance policies covering its directors and officers.

ITEM 16. EXHIBITS

     (a) Exhibits:

     The following exhibits are filed herewith, except those exhibits marked with an asterisk which are incorporated herein by reference as stated in the description:

      EXHIBIT NO.
      -----------
           5             -- Opinion of Sherman & Howard L.L.C.
          23.1           -- Consent of KPMG Peat Marwick LLP
          23.2           -- Consent of Sherman & Howard L.L.C. (included in Exhibit
                            5)
          24             -- Power of Attorney (included on signature page)

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such Post-Effective Amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City and County of Denver, State of Colorado on the 24th day of August, 1998.

                                            TCI MUSIC, INC.

                                            By:    /s/ THOMAS MCPARTLAND
                                              ----------------------------------
                                                      Thomas McPartland
                                                President and Chief Executive
                                                            Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas McPartland and David B. Koff, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                      TITLE                     DATE
                      ---------                                      -----                     ----

                /s/ THOMAS MCPARTLAND                    Director, President and Chief    August 24, 1998
-----------------------------------------------------      Executive Officer
                  Thomas McPartland                        (Principal Executive
                                                           Officer)

               /s/ RALPH J. SORRENTINO                   Chief Financial Officer          August 24, 1998
-----------------------------------------------------      (Principal Financial and
                 Ralph J. Sorrentino                       Accounting Officer)

                /s/ ROBERT R. BENNETT                    Chairman of the Board            August 24, 1998
-----------------------------------------------------
                  Robert R. Bennett

               /s/ LEO J. HINDERY, JR.                   Director                         August 24, 1998
-----------------------------------------------------
                 Leo J. Hindery, Jr.

                  /s/ PETER M. KERN                      Director                         August 24, 1998
-----------------------------------------------------
                    Peter M. Kern

                  /s/ DAVID B. KOFF                      Director                         August 24, 1998
-----------------------------------------------------
                    David B. Koff

                      SIGNATURE                                      TITLE                     DATE
                      ---------                                      -----                     ----

                                                         Director
-----------------------------------------------------
                    J.C. Sparkman

                  /s/ LON A. TROXEL                      Director                         August 24, 1998
-----------------------------------------------------
                    Lon A. Troxel

                 /s/ DONNE F. FISHER                     Director                         August 24, 1998
-----------------------------------------------------
                   Donne F. Fisher

                               INDEX TO EXHIBITS

      EXHIBIT NO.
      -----------
           5               -- Opinion of Sherman & Howard L.L.C.
          23.1             -- Consent of KPMG Peat Marwick LLP
          23.2             -- Consent of Sherman & Howard L.L.C. (included in Exhibit
                              5)
          24               -- Power of Attorney (included on signature page)